Exhibit 23.1

Consent of Independent Auditors

The Board of Directors and Stockholders of Altisource Portfolio Solutions S.A.:

We consent to the incorporation by reference in Registration Statement No. 333-161175 on Form S-8 of Altisource Portfolio Solutions S.A. of our report dated January 30, 2014, relating to the balance sheet of Equator, LLC as of December 31, 2012, and the related statements of operations, members’ deficit and cash flows for the year ended December 31, 2012 (which report expresses an unmodified opinion on such financial statements and includes an emphasis of matter paragraph regarding the restatement of the financial statements), appearing in this Current Report on Form 8-K/A of Altisource Portfolio Solutions S.A.

/s/ Deloitte &Touche LLP

Atlanta, Georgia

January 30, 2014